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                      May 13, 2024

       Meeta Vyas
       Chief Financial Officer
       NanoViricides, Inc
       1 Controls Drive
       Shelton, CT 06484

                                                        Re: NanoViricides, Inc
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            File No. 001-36081

       Dear Meeta Vyas:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Life Sciences